Exhibit 99.1

Stagecoach Gas Services LLC

Consolidated Financial Statements

As of November 24, 2021 (Unaudited) and December 31, 2020 and
For the Period from January 1, 2021 to November 24, 2021 (Unaudited) and For the Year Ended December 31, 2020

STAGECOACH GAS SERVICES LLC

Report of Independent Auditors
The Management Committee
Stagecoach Gas Services LLC

We have audited the accompanying consolidated financial statements of Stagecoach Gas Services LLC, which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, members’ equity and cash flows for the year then ended and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stagecoach Gas Services LLC at December 31, 2020, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
The financial statements for the year ended December 31, 2020, were audited by us and we expressed an unqualified opinion on them in our report dated February 15, 2021, but we have not performed any auditing procedures since that date.

/s/ Ernst & Young LLP
Houston, TX
February 15, 2021

STAGECOACH GAS SERVICES LLC
CONSOLIDATED BALANCE SHEETS
(in millions)

	November 24, 2021	December 31, 2020
	(unaudited)
Assets
Current assets:
Cash	$0.1	$29.8
Accounts receivable	1.1	10.5
Accounts receivable - related party	—	2.5
Inventory	—	1.5
Prepaid expenses	0.3	3.1
Total current assets	1.5	47.4
Property, plant and equipment	39.1	1,140.4
Less: accumulated depreciation	9.3	163.2
Property, plant and equipment, net	29.8	977.2
Intangible assets	—	53.3
Less: accumulated amortization	—	41.8
Intangible assets, net	—	11.5
Operating lease right-of-use assets, net	—	0.3
Goodwill	—	656.5
Total assets	$31.3	$1,692.9

Liabilities and members' equity
Current liabilities:
Accounts payable	$—	$0.6
Accounts payable - related party	—	0.1
Accrued expenses and other liabilities	0.1	3.2
Total current liabilities	0.1	3.9
Long-term operating lease liabilities	—	0.2
Other long-term liabilities	—	1.2
Commitments and contingencies (Note 5)
Members' equity	31.2	1,687.6
Total liabilities and members' equity	$31.3	$1,692.9

See accompanying notes.

STAGECOACH GAS SERVICES LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions)

	For the Period from
	January 1, 2021 to	Year Ended
	November 24, 2021	December 31, 2020
	(unaudited)
Revenues:
Storage and transportation	$64.3	$123.0
Storage and transportation - related party	17.6	31.3
	81.9	154.3
Operating expenses:
Costs of services sold	5.8	10.0
Costs of services sold - related party	0.7	0.8
Operations and maintenance	10.4	17.5
Operations and maintenance - related party	1.7	3.4
General and administrative	0.4	0.3
General and administrative - related party	1.7	3.2
Depreciation and amortization	22.0	43.6
Loss on long-lived assets, including goodwill impairments	414.0	—
	456.7	78.8
Income (loss) before income taxes	(374.8)	75.5
Benefit for income taxes	0.2	—
Net income (loss)	$(374.6)	$75.5

See accompanying notes.

STAGECOACH GAS SERVICES LLC
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(in millions)

	Crestwood Pipeline and Storage Northeast LLC	Con Edison Gas Pipeline and Storage Northeast, LLC	Total
Balance at December 31, 2019	$865.7	$865.8	$1,731.5
Distributions to members	(59.7)	(59.7)	(119.4)
Net income	37.8	37.7	75.5
Balance at December 31, 2020	843.8	843.8	1,687.6
Distributions to members	(640.9)	(640.9)	(1,281.8)
Net loss	(187.3)	(187.3)	(374.6)
Balance at November 24, 2021 (unaudited)	$15.6	$15.6	$31.2

See accompanying notes.

STAGECOACH GAS SERVICES LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	For the Period from
	January 1, 2021 to	Year Ended
	November 24, 2021	December 31, 2020
	(unaudited)
Operating activities
Net income (loss)	$(374.6)	$75.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22.0	43.6
Loss on long-lived assets, including goodwill impairments	414.0	—
Other	(0.3)	—
Changes in operating assets and liabilities:
Accounts receivable	(4.6)	0.8
Inventory	(0.1)	0.2
Prepaid expenses	(1.0)	(0.1)
Accounts payable	(0.2)	0.1
Accrued expenses and other liabilities	0.2	(1.0)
Net cash provided by operating activities	55.4	119.1

Investing activities
Purchases of property, plant and equipment	(0.5)	(2.0)
Net proceeds from sale of assets	1,197.2	—
Net cash provided by (used in) investing activities	1,196.7	(2.0)

Financing activities
Distributions to members	(1,281.8)	(119.4)
Net cash used in financing activities	(1,281.8)	(119.4)

Net change in cash	(29.7)	(2.3)
Cash at beginning of period	29.8	32.1
Cash at end of period	$0.1	$29.8

See accompanying notes.

STAGECOACH GAS SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization

Prior to November 24, 2021, Stagecoach Gas Services LLC (Stagecoach Gas or the Company) was a Delaware limited liability company owned equally by Crestwood Pipeline and Storage Northeast LLC (Crestwood Northeast) and Con Edison Gas Pipeline and Storage Northeast LLC (CEGP), a wholly-owned subsidiary of Consolidated Edison, Inc (Consolidated Edison). Crestwood Northeast is a wholly-owned subsidiary of Crestwood Midstream Partners LP (CMLP). Our members and their affiliates were not liable for the obligations of the Company.

In July 2021, we sold all of our wholly-owned subsidiaries other than Twin Tier Pipeline LLC to a subsidiary of Kinder Morgan, Inc. (Kinder Morgan) (Initial Closing) pursuant to a purchase and sale agreement dated as of May 31, 2021 between Crestwood Northeast, CEGP, Stagecoach Gas and Kinder Morgan. Following the Initial Closing, in November 2021, Crestwood Northeast and CEGP sold their equity interests in us (Second Closing) to Kinder Morgan. See Note 3 for a further discussion of the disposal of the joint venture.

Unless otherwise indicated, references in this report to “we,” “us,” or “our” and similar terms refer to either Stagecoach Gas itself or Stagecoach Gas and its consolidated subsidiaries, as the context requires.

Description of Business

We were primarily engaged in the storage and transportation of natural gas for producers, utilities and other customers. At November 24, 2021, our primary asset consisted of the Twin Tier Pipeline, an intrastate natural gas pipeline located in New York, which transports natural gas from Dominion Transmission Inc. to the Binghamton, New York city gate. The Twin Tier Pipeline generates fee-based revenues under a negotiated rate structure authorized by the New York State Public Service Commission.

Our other storage and transportation facilities which were sold to Kinder Morgan in July 2021, as described above, were located in New York and Pennsylvania and consisted of the following.

Storage Facilities:

•Stagecoach - a Federal Energy Regulatory Commission (FERC) certificated 26.2 Bcf multi-cycle, depleted reservoir storage facility.
•Thomas Corners - a FERC-certificated 7.0 Bcf single-cycle, depleted reservoir storage facility.
•Seneca Lake - a FERC-certificated 1.5 Bcf multi-cycle, bedded salt storage facility.
•Steuben - a FERC-certificated 6.2 Bcf single-cycle, depleted reservoir storage facility.

Transportation Facilities:

•North-South Facilities - bi-directional interstate facilities which include compression and appurtenant facilities installed to expand transportation capacity on the Stagecoach north and south pipeline laterals. The North-South Facilities generate fee-based revenues under a negotiated rate structure authorized by the FERC.
•MARC I Pipeline - bi-directional intrastate natural gas pipeline that connects the North-South Facilities and Tennessee Gas Pipeline Company, LLC's 300 Line in Bradford County, Pennsylvania, with UGI Energy Services LLC's Sunbury Pipeline and Transcontinental Gas Pipeline Company LLC's Leidy Line, both in Lycoming County, Pennsylvania. The MARC I Pipeline generates fee-based revenues under a negotiated rate structure authorized by the FERC.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP) and include the accounts of all consolidated subsidiaries after the elimination of all intercompany accounts and transactions. In management’s opinion, all necessary adjustments to fairly present our results of operations, financial position and cash flows for the periods presented have been made and all such adjustments are of a normal and recurring nature. The financial statements presented as of November 24, 2021 and for the period from January 1, 2021 to November 24, 2021 are unaudited and have been prepared to provide the relevant financial information and disclosures of the Company prior to the sale of our members' equity interest in us to Kinder Morgan as discussed in Note 3. We evaluated subsequent events occurring after November 24, 2021 in accordance with Accounting Standards Update (ASU) Topic 855, Subsequent Events, through February 25, 2022, which is the date our consolidated financial statements were available for issuance.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination to consolidate or apply the equity method of accounting to an entity can also require us to evaluate whether that entity is considered a variable interest entity. This evaluation, along with the determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts we report as assets, liabilities, revenues and expenses and our disclosures in these consolidated financial statements. Actual results can differ from those estimates.

Cash

We consider all highly liquid investments with an original maturity of less than three months to be cash.

Accounts Receivable

Effective January 1, 2020, we early adopted the provisions of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The adoption of this standard on January 1, 2020 was not material to our consolidated balance sheet. At November 24, 2021 and December 31, 2020, we had no allowance for doubtful accounts related to our accounts receivable.

Inventory

Inventory for our storage and transportation operations consisted primarily of spare parts. Our inventory is stated at the lower of cost or net realizable value and cost is computed predominantly using the average cost method.

Property, Plant and Equipment

Property, plant and equipment is recorded at its original cost of construction or, upon contribution or acquisition, at the fair value of the assets contributed or acquired. For assets we construct, we capitalize direct costs, such as labor and materials, and indirect costs, such as overhead. We capitalize major units of property replacements or improvements and expense minor items. Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

Years
Pipelines	20
Facilities and equipment	3 – 20
Buildings and other	20 – 40
Office furniture and fixtures	5 – 10
Vehicles	5

Included in our property, plant and equipment at December 31, 2020 were storage rights, base gas and land, which were not subject to depreciation.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is typically based on discounted cash flow projections using assumptions as to revenues, costs and discount rates typical of third party market participants.

We have various obligations to remove property, plant and equipment on rights-of-way and leases for which we cannot currently estimate the fair value of those obligations because the associated assets have indeterminate lives. An asset retirement obligation liability (and related asset), if any, will be recorded for these obligations once sufficient information is available to reasonably estimate the fair value of the obligation.

Identifiable Intangible Assets

Our identifiable intangible assets consisted of storage and transportation contracts contributed at the formation of the Company. We amortized these storage and transportation contracts based on the projected cash flows associated with the contracts if the projected cash flows were reliably determinable. We recognized intangible assets or liabilities separately if the benefit of the intangible asset or liability was obtained through contractual or other legal rights, or if the intangible asset or liability could be sold, transferred, licensed, rented or exchanged, regardless of the intent to do so.

At December 31, 2020, our net intangible asset related to our storage and transportation contracts was approximately $11.5 million. Amortization expense related to our intangible assets for the period ended November 24, 2021 and for the year ended December 31, 2020, was approximately $3.0 million and $7.1 million, respectively.

Goodwill

Our goodwill represented the excess of the fair value of the Company over the fair value of the net assets contributed at the formation of the Company. We evaluated goodwill for impairment annually on December 31, and whenever events indicated that it was more likely than not that the fair value of the Company could be less than its carrying amount. This evaluation required us to compare the fair value of the Company to its carrying value (including goodwill). If the fair value exceeded the carrying amount, goodwill was not considered impaired.
We estimated the fair value based on a number of factors, including discount rates, projected cash flows and the potential value we would receive if we sold the Company. Estimating projected cash flows required us to make certain assumptions as it relates to the future operating performance of the Company (which included assumptions, among others, about estimating future operating margins and related future growth in those margins, contracting efforts and the cost and timing of facility expansions) and assumptions related to our customers, such as their future capital and operating plans and their financial condition. When considering operating performance, various factors were considered such as current and changing economic conditions and the commodity price environment, among others. Due to the imprecise nature of these projections and assumptions, actual results can and often do, differ from our estimates.

As further discussed in Note 1, we sold all of our wholly-owned subsidiaries other than Twin Tier Pipeline LLC to Kinder Morgan, and we recorded $414.0 million of losses on long-lived assets, including goodwill impairments, related to market information received related to that sale during the period ended November 24, 2021. We did not record any impairments of our goodwill during the year ended December 31, 2020.

Environmental Costs and Other Contingencies

We recognize liabilities for environmental and other contingencies when there is an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of range is accrued.

We record liabilities for environmental contingencies at their undiscounted amounts on our consolidated balance sheet as accrued expenses and other liabilities when environmental assessments indicate that remediation efforts are probable and costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts and presently enacted laws and regulations, taking into consideration the likely effects of other societal and economic factors. These estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and recognize a current period charge in operations and maintenance expenses when clean-up efforts do not benefit future periods. At November 24, 2021 and December 31, 2020, we had no amounts accrued for environmental or other contingencies.

We evaluate potential recoveries of amounts from third parties, including insurance coverage, separately from our liability. Recovery is evaluated based on the solvency of the third party, among other factors. When recovery is assured, we record and report an asset separately from the associated liability on our consolidated balance sheet.

Leases

We had an operating lease agreement with a third-party for the right to utilize our storage facility. For agreements that extended for a period greater than 12 months, we recognized a right of use asset and a corresponding lease liability on our consolidated balance sheets based on the present value of the lease, which was based on the future minimum lease payments and was determined by discounting these payments using an incremental borrowing rate. We recognized operating lease expense on our consolidated statements of operations as operations and maintenance expense on a straight-line basis over the lease term. We did not have any other material leases where we were the lessee or the lessor. Our lease agreements did not contain any material residual value guarantees or material restrictive covenants. We did not have any material revenue contracts that were considered leases.

Revenue Recognition

We provide transportation and storage services under various long-term capacity contracts and short-term hub service contracts. Under these contracts, we do not take title to the underlying natural gas but charge a fixed-fee for the services we provide based on the volumes transported and/or stored.

We recognize revenues for services under revenue contracts as our obligations to perform services under the contracts are satisfied. A contract’s transaction price is allocated to each performance obligation in the contract and recognized as revenue when, or as, the performance obligation is satisfied. Our fixed-fee contracts primarily have a single performance obligation to deliver a series of distinct services that are substantially the same and have the same pattern of transfer to our customers. For performance obligations associated with our contracts, we recognize revenues over time utilizing the output method based on the actual volumes of services performed, because the single performance obligation is satisfied over time using the same performance measure of progress toward satisfaction of the performance obligation. The transaction price under certain of our fixed-price contracts includes variable consideration that varies primarily based on actual volumes that are delivered under the contracts. Because the variable consideration specifically relates to our efforts to transfer the services under the contracts, we allocate the variable consideration entirely to the distinct service utilizing the allocation exception guidance under ASU 2014-09, Revenue from Contracts with Customers (Topic 606), and accordingly recognize the variable consideration as revenues at the time the service is performed for the customer.

The evaluation of when performance obligations have been satisfied and the transaction price that is allocated to our performance obligations requires significant judgment and assumptions, including our evaluation of the timing of when control of the underlying service has transferred to our customers. Actual results can significantly vary from those judgments and assumptions. Our contracts do not contain multiple performance obligations and we did not receive any material non-cash consideration during the period ended November 24, 2021 and during the year ended December 31, 2020.

Amounts due from our customers under our revenue contracts are primarily billed at the end of each month and are due within 10 days of billing.

Credit Risk and Concentrations

Inherent in our contractual portfolio are certain credit risks. Credit risk is the risk of loss from nonperformance by suppliers, customers or financial counterparties to a contract. We take an active role in managing credit risk and have established control procedures, which are reviewed on an ongoing basis. We attempt to minimize credit risk exposure through credit policies and periodic monitoring procedures.

The following table represents customers which accounted for more than 10% of our total consolidated revenues for the period ended November 24, 2021 and for the year ended December 31, 2020:

	For the Period from
	January 1, 2021 to	Year Ended
	November 24, 2021	December 31, 2020
	(unaudited)
Customer:
Consolidated Edison Company of New York, Inc.	18%	20%
Southwestern Energy Services Company	10%	10%
Chesapeake Energy Marketing Inc.	13%	12%
Alta Energy Marketing(1)	—%	10%
(1)    Alta Energy Marketing did not account for more than 10% of our consolidated revenues for the period ended November 24, 2021.

Income Taxes

Stagecoach Gas is a limited liability company. A limited liability company can be treated as a partnership for income tax purposes and therefore, is generally not subject to federal income tax. In addition, federal and state income taxes are provided on the earnings of subsidiaries incorporated as taxable entities. For taxable entities, we are required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using expected rates in effect for the year in which the differences are expected to reverse.
Net earnings for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax basis and the financial reporting basis of assets and liabilities and the taxable income allocation requirements under the limited liability company agreement.

Uncertain Tax Positions. We evaluate the uncertainty in tax positions taken or expected to be taken in the course of preparing our consolidated financial statements to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Such tax positions, if any, would be recorded as a tax benefit or expense in the current year. We believe that there were no uncertain tax positions that would impact our results of operations for the period ended November 24, 2021 and for the year ended December 31, 2020. However, our conclusions regarding the evaluation are subject to review and may change based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Note 3 - Divestiture (Unaudited)

In July 2021, we sold certain of our wholly-owned subsidiaries to a subsidiary of Kinder Morgan, Inc. (Kinder Morgan) for net proceeds of approximately $1,197.2 billion (Initial Closing). The assets sold in the Initial Closing consisted of the Stagecoach, Thomas Corners, Seneca Lake and Steuben natural gas storage facilities and the North-South Facilities and MARC I Pipeline natural gas transportation facilities. The assets sold in the Initial Closing resulted in a $414.0 million loss on long-lived assets, including goodwill impairments, related to the difference in the value received from the sale and the historical book value of the assets sold. The sale eliminated our entire balance of $656.5 million of goodwill and $8.5 million of intangible assets, net, and decreased our property, plant and equipment, net, by approximately $929.7 million during the period ended November 24, 2021.

Note 4 – Certain Balance Sheet Information

Property, Plant and Equipment

Property, plant and equipment consisted of the following at November 24, 2021 and December 31, 2020 (in millions):

	November 24, 2021	December 31, 2020
	(unaudited)
Pipelines	$37.2	$461.0
Facilities and equipment	—	173.7
Buildings, land and storage rights	0.4	479.6
Construction in process	1.5	3.3
Base gas	—	19.2
Other (1)	—	3.6
	39.1	1,140.4
Less: accumulated depreciation	9.3	163.2
Total property, plant and equipment, net	$29.8	$977.2
(1)Includes office furniture and fixtures and vehicles.

Depreciation expense totaled $19.0 million and $36.5 million for the period ended November 24, 2021 and for the year ended December 31, 2020, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at November 24, 2021 and December 31, 2020 (in millions):

	November 24, 2021	December 31, 2020
	(unaudited)	.
Accrued expenses	$0.1	$2.9
Customer deposits	—	0.1
Deferred revenue	—	0.2
Total accrued expenses and other liabilities	$0.1	$3.2

Note 5 - Commitments and Contingencies

General. We are periodically involved in litigation proceedings. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, then we accrue the estimated amount. The results of litigation proceedings cannot be predicted with certainty. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued. Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures for which we can estimate would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position with respect to both accrued liabilities and other potential exposures.

Any loss estimates are inherently subjective, based on currently available information, and are subject to management's judgment and various assumptions. Due to the inherently subjective nature of these estimates and the uncertainty and unpredictability surrounding the outcome of legal proceedings, actual results may differ materially from any amounts that have been accrued. At November 24, 2021 and December 31, 2020, we had no amounts accrued for outstanding legal matters.

Note Payable. Our non-interest bearing obligation consisted of a noncompetition agreement between us and the seller of a business we acquired in 2007, with payments due through 2027 and imputed interest of 8.00%. At December 31, 2020, our non-interest bearing obligation was approximately $0.7 million, less an unamortized discount based on imputed interest of $0.2 million. We reflected the current and non-current portion of our note payable in accrued expenses and other liabilities and other long-term liabilities, respectively, on our consolidated balance sheet at December 31, 2020.

Operating Lease. At December 31, 2020, our operating lease right-of-use asset, net was approximately $0.3 million. At December 31, 2020, our operating lease liability was approximately $0.3 million of which less than $0.1 million was classified as current and included in accrued expenses and other liabilities on our consolidated balance sheet at December 31, 2020.

We recognized operating lease expense over the term of the lease. For the period ended November 24, 2021 and for the year ended December 31, 2020, we recorded less than $0.1 million of lease expense, respectively.

Note 6 - Related Party Transactions

We enter into transactions with our affiliates within the ordinary course of business, including storage and transportation services under long-term contracts, product purchases and sells and other operating agreements. Below is a description of our related party agreements.

Storage and Transportation Agreements. We have a storage and transportation agreement with Consolidated Edison that extends through March 31, 2023. The agreement provides for firm storage capacity of 7.2 Bcf and daily transportation rights of 0.1 Bcf. We recognized revenues of approximately $17.6 million and $31.3 million under this agreement for the period ended November 24, 2021 and for the year ended December 31, 2020, respectively.

In October 2018, we entered into a transportation agreement with Consolidated Edison that extends through December 2023. The agreement provides for the purchase of capacity from Consolidated Edison on a fixed-fee basis. We incurred costs of services sold of approximately $0.7 million and $0.8 million under this agreement for the period ended November 24, 2021 and for the year ended December 31, 2020, respectively.

Management Agreement. We had a management agreement with Crestwood Midstream Operations LLC, a subsidiary of CMLP, pursuant to which they managed the day to day operations of our business in addition to providing management, commercial and administrative services. The agreement was terminated in conjunction with the sale of our members' equity interests in us to Kinder Morgan as discussed in Note 3. Under the agreement, we reimbursed all costs incurred in connection with management services provided to us. For the period ended November 24, 2021 and for the year ended December 31, 2020, we incurred operations and maintenance expenses of $1.7 million and $3.4 million, respectively, under this management agreement. In addition, we incurred general and administrative expenses of $1.7 million and $3.2 million during the period ended November 24, 2021 and for the year ended December 31, 2020, respectively, under this agreement.

Note 7 - Members’ Equity

Distributions. Our amended limited liability company agreement required that within 30 days following the end of each quarter, we make quarterly distributions of our available cash (as defined in our amended limited liability company agreement) to Crestwood Northeast and CEGP based on their respective 50% ownership interest in us effective July 1, 2019. During the period ended November 24, 2021 and during the year ended December 31, 2020, we paid cash distributions of approximately $1,281.8 million and $119.4 million to our members. The distributions during the period ended November 24, 2021 included our members' proportionate share of the proceeds we received from the sale of certain of our assets as discussed in Note 3.

Net Income or Loss Allocation. Pursuant to our amended agreement, we allocated net income or loss to our members using the Hypothetical Liquidation at Book Value (HLBV) method because our members' ownership and distribution percentages differed. Under the HLBV method, a calculation was prepared at each balance sheet date to determine the amount that our members would receive if we were to liquidate all of our assets, as valued in accordance with GAAP, and distribute that cash to our members. The difference between the calculated liquidation distribution amounts at the beginning and end of the reporting period, after adjusting for capital contributions and distributions, was our members' respective share of our earnings or losses for the period, which approximated how we allocated earnings under the terms of our amended limited liability company agreement.

Note 8 - Revenues

Topic 606 Receivables and Contract Liabilities. Our receivables related to our Topic 606 revenue contracts totaled approximately $0.4 million and $12.7 million at November 24, 2021 and December 31, 2020, and are included in accounts receivable and accounts receivable - related party on our consolidated balance sheets. Our contract liabilities primarily consisted of current and non-current deferred revenues. On our consolidated balance sheet, our current deferred revenues are included in accrued expenses and other liabilities and our non-current deferred revenues are included in other long-term liabilities. At December 31, 2020, our current and non-current deferred revenues were $0.2 million and $0.5 million, respectively. The change in our contract liabilities during the year ended December 31, 2020 primarily related to capital reimbursements associated with a revenue contract.

Performance Obligations. The following table summarizes the transaction price allocated to our remaining performance obligations that has not been recognized as of November 24, 2021 (in millions):

Remainder of 2021	$0.3
2022	2.7
2023	2.7
2024	2.7
2025	2.7
2026	0.7
Total	$11.8

Our remaining performance obligations generally exclude, based on the following practical expedients that we elected to apply, disclosures for (i) variable consideration allocated to a wholly-unsatisfied promise to transfer a distinct service that forms part of the identified single performance obligation; (ii) unsatisfied performance obligations where the contract term is one year or less; and (iii) contracts for which we recognize revenues as amounts are invoiced.

Disaggregation of Revenues. The following table summarizes our revenues from contracts with customers disaggregated by type of service for the period ended November 24, 2021 and for the year ended December 31, 2020 (in millions). We believe this summary best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.

	For the Period from
	January 1, 2021 to
	November 24, 2021	December 31, 2020
	(unaudited)
Natural gas storage	$28.1	$54.6
Natural gas transportation	53.0	96.5
Total Topic 606 revenues	81.1	151.1
Non-Topic 606 revenues	0.8	3.2
Total revenues	$81.9	$154.3